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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)


                             InterWorld Corporation
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    46114Q108
                                    ---------
                                 (CUSIP Number)


                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
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CUSIP No. 46114Q108                   13G                      Page 2 of 5 Pages
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--- --------------------------------------------------------------------------
 1   Name of Reporting Person            Michael J. Donahue

     I.R.S. Identification No. of Above Person        Not applicable
--- --------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                         (b) [ ]
--- --------------------------------------------------------------------------
 3   SEC Use Only

--- --------------------------------------------------------------------------
 4   Citizenship or Place of Organization
     United States
------------- --- ------------------------------------------------------------
 Number of     5    Sole Voting Power
 Shares             4,832,767 (as of December 31, 1999)
                    4,295,406 (as of October 11, 2000)
------------- --- ------------------------------------------------------------
Beneficially   6    Shared Voting Power
Owned  by           None.
------------- --- ------------------------------------------------------------
Each           7    Sole Dispositive Power
Reporting           4,832,767 (as of December 31, 1999)
                    4,295,406 (as of October 11, 2000)
------------- --- ------------------------------------------------------------
Person With    8    Shared Dispositive Power
                    None.
--- --------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     4,832,767 (as of December 31, 1999)
     4,295,406 (as of October 11, 2000)
--- --------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--- --------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     17.75% (as of December 31, 1999)
     14.64% (as of October 11, 2000)
--- --------------------------------------------------------------------------
12      Type of Reporting Person
        IN
--- --------------------------------------------------------------------------
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CUSIP No. 46114Q108                   13G                      Page 3 of 5 Pages
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Item 1(a)    Name of Issuer:

             InterWorld Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

             395 Hudson Street, 6th Floor
             New York, New York 10014-3669

Item 2(a)    Name of Person(s) Filing:

             Michael J. Donahue

Item 2(b)    Address of Principal Business Office:

             The principal business address of Mr. Donahue is 395 Hudson Street, 6th Floor, New York, New York 10014-3669.

Item 2(c)    Citizenship:

             United States

Item 2(d)    Title of Class of Securities:

             Common Stock, $0.01 par value (the "InterWorld Common Stock")

Item 2(e)    CUSIP Number:

             46114Q108

Item 3       The persons filing are:

             Not applicable.

Item 4(a)    Amount Beneficially Owned:

             As of December 31, 1999, Michael J. Donahue may be deemed to have been the beneficial owner of 4,832,767 shares of InterWorld Common Stock, of which he held 4,812,767 shares directly, and 20,000 shares indirectly, through his spouse. On October 13, 1999, Mr. Donahue entered into a Loan Agreement with Salomon Smith Barney ("SSB") pursuant to which SSB agreed to loan Mr. Donahue, on a demand basis, up to $14 million. The loan was secured by the shares of InterWorld Common Stock that Mr. Donahue owned at the time. Following the decline in the value of the shares held as collateral for the loan, SSB sold a total of 509,000 shares of Mr. Donahue's InterWorld Common Stock in a series of transactions on the open market during September and October 2000, reducing Mr. Donahue's holdings to 4,295,406 shares.

Item 4(b)    Percent of Class:
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CUSIP No. 46114Q108                   13G                      Page 4 of 5 Pages
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             17.75% (as of December 31, 1999)
             14.64% (as of October 11, 2000)

Item 4(c)    Number of shares as to which Mr. Donahue has:

             (i) sole power to vote or direct the vote:
                                             4,832,767 (as of December 31, 1999)
                                             4,295,406 (as of October 11, 2000)
             (ii) shared power to vote or to direct the vote: 0
             (iii) the sole power to dispose of or to direct the disposition of:
                   4,832,767 (as of December 31, 1999)
                   4,295,406 (as of October 11, 2000)
             (iv) shared power to dispose of or to direct the disposition of: 0

             Mr. Donahue does not currently possess any rights to acquire additional shares of the InterWorld Common Stock.

Item 5       Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6       Ownership of More than 5% on Behalf of Another Person.

             Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8       Identification and Classification of Members of the Group.

             Not applicable.

Item 9       Notice of Dissolution of the Group.

             Not applicable.

Item 10      Certification.

             Not applicable.

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CUSIP No. 46114Q108                   13G                      Page 5 of 5 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2000                         /s/ Michael J. Donahue
                                               --------------------------------
                                                        Michael J. Donahue